Exhibit 3.2

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A
LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO
SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is August 21, 2020.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is GRIT BXNG AT HOME LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is GRIT BXNG AT HOME, INC.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on December 3, 2020.

GRIT BXNG AT HOME, INC.

By:	/s/ William Zanker
Name:	William Zanker
Title:	Chief Executive Officer